STATEMENT OF INVESTMENTS

General New York Municipal Money Market Fund

February 29, 2008 (Unaudited)

Short-Term Investments--103.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--102.7%				
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation of Albany Project) (LOC; M&T Bank)	3.07	3/7/08	3,090,000 a	3,090,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	6.25	3/7/08	3,310,000 a	3,310,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons South Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	6.25	3/7/08	12,000,000 a	12,000,000
Albany Industrial Development Agency, Civic Facility Revenue, Refunding (Albany Institute of History and Art Project) (LOC; Key Bank)	3.02	3/7/08	2,075,000 a	2,075,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	3.15	3/7/08	2,270,000 a	2,270,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	3.15	3/7/08	1,260,000 a	1,260,000
Albany Industrial Development Agency, IDR (Newkirk Products, Inc. Project) (LOC; Bank of America)	3.15	3/7/08	820,000 a	820,000
Albany Industrial Development Agency, Senior Housing Revenue (South Mall Towers Albany, L.P. Project) (Insured; FNMA)	3.02	3/7/08	1,120,000 a	1,120,000
Amherst Industrial Development Agency, Multi-Mode Civic Facility Revenue (Daemen College Project) (LOC; Wachovia Bank)	3.20	3/7/08	8,000,000 a	8,000,000

Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,200,000	1,200,976
Avoca Central School District, GO Notes, BAN	3.50	6/26/08	5,191,264	5,203,608
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	2,100,000	2,101,292
Babylon Industrial Development Agency, IDR (J. D'Addario and Company, Inc. Project) (LOC; Bank of America)	2.90	3/7/08	2,100,000 a	2,100,000
Board of Cooperative Educational Services for the Sole Supervisory District in the Counties of Cattaraugus, Allegany, Erie and Wyoming, RAN	4.00	12/30/08	4,000,000	4,027,437
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,641,000	3,643,602
Colonie, GO Notes, BAN	4.00	4/4/08	1,400,000	1,400,315
Colonie, GO Notes, BAN	4.00	4/4/08	1,200,000	1,200,550
Colonie, GO Notes, BAN	4.25	4/4/08	4,000,000	4,001,609
Dutchess County Industrial Development Agency, Civic Facility Revenue (Brookview Inc. Project) (LOC; M&T Bank)	3.21	3/7/08	10,610,000 a	10,610,000
Erie County Industrial Development Agency, Civic Facility Revenue (Hauptman-Woodward Project) (LOC; Key Bank)	3.09	3/7/08	2,200,000 a	2,200,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.09	3/7/08	2,150,000 a	2,150,000
Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA)	3.15	3/7/08	5,000,000 a	5,000,000
Erie County Industrial Development Agency, IDR (Luminescent Systems, Inc. Project) (LOC; HSBC Bank USA)	3.15	3/7/08	6,000,000 a	6,000,000
Erie County Industrial Development Agency, IDR (MMARS 3rd Program-B&G Properties) (LOC; HSBC Bank USA)	3.35	3/7/08	525,000 a	525,000
Erie County Industrial Development Agency, Multi-Mode Civic Facility Revenue (United Cerebral Palsy Association of Western New York, Inc. Project) (LOC; Key Bank)	3.09	3/7/08	4,065,000 a	4,065,000
Erie County Tobacco Asset Securitization Corporation,				

Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.41	3/7/08	4,850,000 a,b	4,850,000
Glen Cove Housing Authority, Senior Living Facility Revenue (The Mayfair at Glen Cove) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	3.23	3/7/08	7,570,000 a,b	7,570,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,001,433
Greater Southern Tier Board of Cooperative Educational Services Sole Supervisory District in the Counties of Steuben, Allegany, Schuyler, Chemung and Tioga, RAN	3.25	6/30/08	3,600,000	3,623,278
Greene Central School District, GO Notes, BAN	2.50	2/20/09	2,000,000	2,007,609
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,300,000	2,303,371
Hempstead Industrial Development Agency, IDR (FCD Lynbrook LLC Facility) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	3.23	3/7/08	6,000,000 a,b	6,000,000
Hempstead Industrial Development Agency, IDR, Refunding (Trigen-Nassau Energy Corporation) (LOC; Societe Generale)	3.27	3/7/08	5,200,000 a	5,200,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.21	3/7/08	5,800,000 a,b	5,800,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.31	3/7/08	15,000,000 a,b	15,000,000
Metropolitan Transportation Authority, Dedicated Tax Fund (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7.00	3/7/08	24,000,000 a	24,000,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; CIFG and Liquidity Facility; DEPFA Bank PLC)	8.00	3/7/08	11,000,000 a	11,000,000
Metropolitan Transportation Authority, Transportation				

Revenue, CP (LOC; ABN-AMRO)	2.73	4/10/08	2,550,000	2,550,000
Monroe County, GO Notes, RAN	4.00	4/15/08	10,000,000	10,004,850
Monroe County Industrial Development Agency, Civic Facility Revenue (Heritage Christian Home Project) (LOC; Key Bank)	3.09	3/7/08	2,345,000 a	2,345,000
Monroe County Industrial Development Agency, IDR (Jamestown Container of Rochester Inc. Facility) (LOC; HSBC Bank USA)	3.15	3/7/08	480,000 a	480,000
Monroe County Industrial Development Agency, Revenue (HDF-RWC Project 1, LLC - Robert Weslayan College Project) (LOC; M&T Bank)	3.07	3/7/08	2,710,000 a	2,710,000
Nassau County Industrial Development Agency, Revenue (Rockville Centre Housing Project) (LOC; M&T Bank)	3.26	3/7/08	9,000,000 a	9,000,000
New York City (Liquidity Facility; Merrill Lynch)	3.24	3/7/08	9,320,000 a,b	9,320,000
New York City (LOC; Westdeutsche Landesbank)	3.05	3/1/08	1,675,000 a	1,675,000
New York City (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	9,385,000 a,b	9,385,000
New York City, GO Notes	5.25	11/1/08	1,000,000	1,024,877
New York City Industrial Development Agency, Civic Facility Revenue (A Very Special Place, Inc. Project) (LOC; HSBC Bank USA)	3.10	3/7/08	5,185,000 a	5,185,000
New York City Industrial Development Agency, Civic Facility Revenue (Abraham Joshua Heschel High School Project) (LOC; Allied Irish Banks)	3.02	3/7/08	4,000,000 a	4,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Heart Share Human Services of New York, Roman Catholic Diocese of Brooklyn Project) (LOC; HSBC Bank USA)	3.10	3/7/08	6,340,000 a	6,340,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy				

College Project) (LOC; Key Bank)	3.18	3/7/08	4,200,000 a	4,200,000
New York City Industrial Development Agency, Civic Facility Revenue (New York Psychotherapy Project) (LOC; JPMorgan Chase Bank)	3.15	3/7/08	3,000,000 a	3,000,000
New York City Industrial Development Agency, IDR (Allway Tools Inc. Additional Project) (LOC; Citibank NA)	3.37	3/7/08	1,830,000 a	1,830,000
New York City Industrial Development Agency, IDR (Gary Plastic Packaging Corporation Project) (LOC; JPMorgan Chase Bank)	3.29	3/7/08	3,700,000 a	3,700,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.40	3/1/08	8,000,000 a	8,000,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.41	3/7/08	5,215,000 a,b	5,215,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	750,000 a,b	750,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	5.50	3/1/08	5,000,000 a	5,000,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	5.50	3/1/08	31,400,000 a	31,400,000
New York State Dormitory Authority, Revenue (Columbia University)	5.75	7/1/08	2,500,000	2,535,436
New York State Dormitory Authority, Revenue (Mount Saint Mary College) (LOC; JPMorgan Chase Bank)	3.15	3/7/08	3,390,000 a	3,390,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.18	3/7/08	9,730,000 a	9,730,000
New York State Dormitory Authority, Revenue (University				

of Rochester) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.40	3/7/08	9,460,000 a	9,460,000
New York State Energy Research and Development Authority, Electric Facilities Revenue (Long Island Lighting Company Project) (LOC; Royal Bank of Scotland)	3.27	3/7/08	2,200,000 a	2,200,000
New York State Housing Agency, Housing Revenue (20 River Terrace) (Liquidity Facility; FNMA and LOC; FNMA)	3.17	3/7/08	4,500,000 a	4,500,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.10	3/7/08	7,200,000 a	7,200,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (LOC; FHLMC)	2.90	3/7/08	6,600,000 a	6,600,000
New York State Housing Finance Agency, Housing Revenue (Tower 31) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.90	3/7/08	10,000,000 a	10,000,000
New York State Housing Finance Agency, Revenue (East 39 Street Housing) (Insured; FNMA and Liquidity Facility; FNMA)	3.27	3/7/08	4,800,000 a	4,800,000
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (LOC; FHLMC)	2.90	3/7/08	6,100,000 a	6,100,000
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Liquidity Facility; Citibank NA)	3.66	3/7/08	5,080,000 a,b	5,080,000
New York State Mortgage Agency, Homeowner Mortgage Revenue (Liquidity Facility; Dexia Credit Locale)	2.90	3/7/08	10,000,000 a	10,000,000
New York State Mortgage Agency, Mortgage Revenue (Liquidity Facility; Citibank NA)	3.27	3/7/08	6,525,000 a,b	6,525,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	10.94	3/7/08	3,300,000 a	3,300,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment)				

(Liquidity Facility; Morgan Stanley Bank)	3.14	3/7/08	1,316,000 a,b	1,316,000
Niagara County Industrial Development Agency, Civic Facility Revenue (NYSARC Inc., Niagara County Chapter) (LOC; Key Bank)	3.09	3/7/08	3,265,000 a	3,265,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,300,000	1,300,938
Olean, GO Notes, BAN	4.00	8/14/08	2,170,000	2,171,890
Oneida County Industrial Development Agency, IDR (The Fountainhead Group, Inc. Facility) (LOC; Citizens Bank of Massachusetts)	3.19	3/7/08	3,010,000 a	3,010,000
Ontario County Industrial Development Agency, IDR (Robert C. Horton/Ultrafab) (LOC; JPMorgan Chase Bank)	3.29	3/7/08	1,100,000 a	1,100,000
Orangetown, GO Notes, BAN	4.00	10/3/08	1,345,000	1,349,370
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	10,500,000	10,538,559
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.21	3/4/08	6,975,000	6,975,000
Saint Lawrence County Industrial Development Agency, IDR (Saint Lawrence County Newspapers Corporation Project) (LOC; Key Bank)	3.16	3/7/08	1,485,000 a	1,485,000
Salamanca City Central School District, GO Notes, BAN	4.00	9/26/08	1,500,000	1,507,341
Schenectady County Industrial Development Agency, Civic Facility Revenue (Sunnyview Hospital and Rehabilitation Center Project) (LOC; Key Bank)	3.05	3/7/08	3,800,000 a	3,800,000
Schoharie County Industrial Development Agency, Civic Facility Revenue (Bassett Hospital Project) (LOC; Key Bank)	3.09	3/7/08	1,600,000 a	1,600,000
Scio Central School District, GO Notes, BAN	4.00	6/30/08	1,760,831	1,765,290
Southeast Industrial Development Agency, IDR (Unilock New York, Inc. Project) (LOC; Bank One)	3.50	3/7/08	2,600,000 a	2,600,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA)	3.02	3/7/08	12,255,000 a	12,255,000

Suffolk County Industrial Development Agency, IDR (BIO-Botanica Inc. Project) (LOC; Citibank NA)	3.00	3/7/08	2,940,000 a	2,940,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.00	6/1/08	1,450,000	1,455,189
TSASC Inc. of New York Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.41	3/7/08	13,700,000 a,b	13,700,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	3,350,000 a,b	3,350,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	20,000,000 a,b	20,000,000
Tuckahoe Union Free School District, GO Notes, TAN	4.25	6/18/08	2,500,000	2,502,687
Ulster County Industrial Development Agency, IDR (De Luxe Packaging Corporation Project) (LOC; National Bank of Canada)	3.15	3/7/08	2,500,000 a	2,500,000
Warren and Washington Counties Industrial Development Agency, IDR (Angiodynamics Project) (LOC; Key Bank)	3.16	3/7/08	2,610,000 a	2,610,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	2,200,000	2,201,413
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.18	3/7/08	2,900,000 a	2,900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank N.A.)	3.19	3/7/08	1,800,000 a	1,800,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and				

LOC; Merrill Lynch)	3.41	3/7/08	4,400,000 a,b	4,400,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	3.26	3/7/08	14,600,000 a	14,600,000

U.S. Related--1.2%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.22	3/7/08	6,000,000 a,b	6,000,000

Total Investments (cost $533,263,920)	**103.9%**	**533,263,920**
Liabilities, Less Cash and Receivables	**(3.9%)**	**(20,103,683)**
Net Assets	**100.0%**	**513,160,237**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $124,261,000 or 24.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue

LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	533,263,920	0
Level 3 - Significant Unobservable Inputs	0	0
Total	533,263,920	0

* Other financial instruments include futures, forwards and swap contracts.